Exhibit 99.3

RISK FACTORS

     Investing in our ordinary shares involves risks. Before making an investment decision, you should carefully consider the risks described below, as well as the risks appearing under Item 3.D “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2013, or the 2013 Annual Report, which we filed with the U.S. Securities and Exchange Commission, or the Commission, on March 3, 2014, and in our updates, if any, to those risk factors in our Reports of Foreign Private Issuer on Form 6-K. You should consider these risks in light of your particular investment objectives and financial circumstances. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

The risk factor included in the 2013 Annual Report under the caption “Our operations, particularly in integrating the operations of our constituent companies, could suffer if we are unable to attract and retain key management or other key employees” is restated in its entirety as follows:

     Our operations, particularly in integrating the operations of our constituent companies, could suffer if we are unable to attract and retain key management or other key employees.

     Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our growth strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel (including scientific, technical and sales personnel) in the additive fabrication industry, and there can be no assurance that we will be able to retain such personnel. We experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to achieve the synergies expected from mergers and acquisitions that we may effect from time to time, or to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our Minnesota, New York, California, Texas, New Hampshire or Israeli facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

The risk factor included in the 2013 Annual Report under the caption “If our product mix shifts too far into lower margin products, our profitability could be reduced” is restated in its entirety as follows:

     If our product mix shifts too far into lower margin products or our revenues mix shifts significantly towards our AM services business, our profitability could be reduced.

     Sales of certain of our existing products for commercial use have higher margins than others. For instance, our high-end commercial systems and related consumables yield a greater gross margin than our entry-level commercial systems. Furthermore, our desktop 3D printers and related consumables yield a lower gross margin than our entry-level commercial systems. As we continue to ship entry-level commercial systems and, to a greater extent, desktop 3D printers, including as a result of our MakerBot transaction, our sales of those systems have grown, and we expect them to continue to account for a growing percentage of total systems that we sell. Furthermore, some of those sales may displace sales of our other systems. If sales of our entry-level desktop 3D printers have the effect of reducing sales of our higher margin products, or, if for any other reason, our product mix shifts too far into lower margin products, and we are not able to sufficiently reduce the engineering, production and other costs associated with those products or substantially increase the sales of those products, our profitability could be reduced. A similar negative impact on our gross margins could result if we experience a substantial shift towards revenues generated by our AM parts and services business, which we expect to significantly broaden as a result of our recent acquisitions of Solid Concepts and Harvest Technologies, and which are characterized by lower margins relative to our products.

The risk factor included in the 2013 Annual Report under the caption “The markets in which we participate are competitive. Our failure to compete successfully could cause our revenues and the demand for our products to decline” is restated in its entirety as follows:

     The markets in which we participate are competitive. Our failure to compete successfully could cause our revenues and the demand for our products to decline.

     We compete for end-users with a wide variety of producers of systems that create models, prototypes, other 3D objects and end-use parts as well as producers of materials and services for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our principal competition currently consists of other manufacturers of systems for prototype development and customized manufacturing processes, including 3D Systems Corporation, EOS GmbH and EnvisionTEC GmbH, and, with respect to our entry-level desktop 3D printers, companies such as Delta Micro Factory, Affinia, Ultimaker, Printrbot, Leapfrog, Solidoodle, as well as 3D Systems Corporation. For our recently-broadened AM parts and services business, our chief competitors consist of 3D Systems Corporation, Materialise and many other smaller service providers. We may face additional competition in the future from new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.

     Some of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in end-user demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to maintain or enhance our current competitive position or continue to compete successfully against current and future sources of competition.

The risk factor included in the 2013 Annual Report under the caption “If our relationships with suppliers, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted” is restated in its entirety as follows:

     If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

     We purchase components and sub-assemblies for our systems, raw materials that are used in our consumables, and other component parts and raw materials for our AM services business, from third-party suppliers. While there are several potential suppliers of most of these component parts, sub-assemblies and raw materials, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Our reliance on a single or limited number of vendors involves a number of risks, including:

  potential shortages of some key components;
  product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;
  discontinuation of a product on which we rely;
  potential insolvency of these vendors; and
  reduced control over delivery schedules, manufacturing capabilities, quality and costs.

     In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems and parts based on our internal forecasts and the availability of raw materials, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or raw material that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component, material or compound, we could be required to modify our existing products or the end-parts that we offer to accommodate substitute components, material or compounds.

     In particular, we rely on a sole supplier, Ricoh Printing Systems America, Inc., or Ricoh, for the printer heads for our PolyJet 3D printers. Under the terms of our agreement with Ricoh, we purchase printer heads and associated electronic components, and receive a non-transferable, non-exclusive right to assemble, use and sell these purchased products under Ricoh's patent rights and trade secrets. Due to the risk of a discontinuation of the supply of Ricoh printer heads and other key components of our products, we maintain excess inventory of those printer heads and other components. However, if our forecasts exceed actual orders, we may hold large inventories of slow-moving or unusable parts or raw materials, which could result in inventory write offs or write downs and have an adverse effect on our cash flow, profitability and results of operations. See “Item 4. Information on the Company—Business Overview—Manufacturing and Suppliers--Inventory and Suppliers—Ricoh Agreement” in our 2013 Annual Report for further discussion of this agreement.

The risk factor included in the 2013 Annual Report under the caption “Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us” is restated in its entirety as follows:

     Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

     We assemble and test the systems that we sell, and produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

The risk factor included in the 2013 Annual Report under the caption “If we are not successful in completing the integration of our constituent companies from the Stratasys-Objet merger, the benefits of that merger may not be fully realized and the market price of our ordinary shares may be negatively affected” is restated in its entirety as follows:

     If we are not successful in completing the integration of our constituent companies from the Stratasys-Objet merger, the benefits of that merger may not be fully realized and the market price of our ordinary shares may be negatively affected.

     Since it was consummated in December 2012, the Stratasys-Objet merger has involved the integration of significant aspects of the operations of companies that had previously operated independently with principal offices in distinct locations and geographically diverse organizations. As a combined company (and following our subsequent acquisitions of MakerBot, Solid Concepts and Harvest Technologies) we now have more than 2,500 employees in a total of 21 regional offices around the world. While integration activities have progressed well to date, the ongoing difficulties of coordinating our operations include:

  coordinating geographically separate organizations, including two sets of corporate headquarters on two different continents;
  coordinating sales, distribution and marketing functions, including integration and management of our constituent companies' sales channels;
  consolidating the financial reporting systems and ERP systems of our constituent companies;
  management of a substantially larger organization, with an increased number of employees over large geographic distances; and
  addressing inconsistencies among the companies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with suppliers, distributors, customers and employees.

     As a result of these and other factors, we may not successfully complete the integration of the businesses of Stratasys and Objet. Furthermore, we may not realize all of the benefits and synergies of the Stratasys-Objet merger in the timeframe anticipated. It is also possible that such continuing integration and coordination arrangements could lead to the loss of members of our senior executive team, diversion of the attention of management, or the disruption or interruption of, or the loss of momentum in, our ongoing business, which could adversely affect our business and financial results. The occurrence of such negative results could adversely affect the market price of our ordinary shares.

The risk factor included in the 2013 Annual Report under the caption “As part of our growth strategy, we have sought, and will continue to seek, to acquire or to make investments in other businesses, patents, technologies, products or services. Our failure to do so successfully (including, if applicable, to finance such acquisitions or investments on favorable terms and to avoid adverse financial consequences) may adversely affect our financial results” is restated in its entirety as follows:

     As part of our growth strategy, we have sought, and will continue to seek, to acquire or to make investments in other businesses, patents, technologies, products or services. Our failure to do so successfully (including, if applicable, to finance such acquisitions or investments on favorable terms and to avoid adverse financial consequences) may adversely affect our financial results.

     As part of our growth strategy, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition, results of operations or liquidity. If we incur indebtedness by drawing down under our senior credit facility, that would require us to comply with certain conditions and would subject us to certain limitations, as described below under the risk factor that is titled “Covenants in our credit agreement may restrict our business in many ways.” As a result of an acquisition, we will also be required to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. We will also be required to record any post-closing goodwill or other long-lived asset impairment charges in the period in which they occur, which could result in a significant charge to our earnings in that period. We could also face unknown liabilities or write-offs.

The risk factor included in the 2013 Annual Report under the caption “We have experienced rapid and significant growth in our operations and intend to continue to grow, and if we cannot adequately adapt our infrastructure and properly integrate the internal or external sources of our growth in order to generate the intended benefits from it, our results of operations will suffer” is restated in its entirety as follows:

     We have experienced rapid and significant growth in our operations and intend to continue to grow, and if we cannot adequately adapt our infrastructure and properly integrate the internal or external sources of our growth in order to generate the intended benefits from it, our results of operations will suffer.

     We have experienced rapid and significant growth in our operations and intend to continue to grow, both organically and from acquisitions, such as the Stratasys-Object merger, the MakerBot transaction, the Solid Concepts acquisition and the Harvest Technologies acquisition. The adaptation of our infrastructure to our growth will require, among other things, continued development of our financial and management controls and management information systems, including our ongoing implementation of a unified enterprise resource planning system, management of our sales channel, increased capital expenditures, the ability to attract and retain qualified management personnel and the training of new personnel. We cannot be sure that our infrastructure, systems, procedures, business processes and managerial controls will be adequate to support the rapid and significant growth in our operations. Any delays in, or problems associated with, implementing, or transitioning to, new or enhanced systems, procedures, or controls to accommodate and support the requirements of our business and operations and to effectively and efficiently integrate acquired operations may adversely affect our ability to meet customer requirements, manage our product inventory, and record and report financial and management information on a timely and accurate basis.

     Additional unforeseen difficulties and expenditures that may result from the integration of a new business or technology include:

  difficulty transitioning customers and other business relationships to our company;
  problems unifying management following a transaction;
  the loss of key employees from our existing or acquired businesses;
  diversion of management's attention to the assimilation of the technology and personnel of acquired businesses or new product or service lines; and
  difficulties in coordinating geographically disparate organizations and corporate cultures and integrating management personnel with different business backgrounds.

     These potential negative effects could prevent us from realizing the benefits of an acquisition transaction or other growth opportunity. In that event, our competitive position, revenues, revenue growth, financial condition, results of operations and liquidity could be adversely affected, which could, in turn, adversely affect our share price and shareholder value.

The following risk factor is hereby added:

     Our AM services business, offering parts used as prototypes, benchmarks and end-use parts in general, and, in the case of end-use parts, our sales to customers in the aerospace, medical and automotive industries, in particular, makes us more susceptible to product and other liability claims, which characterize operations in those industries. These activities and our accompanying exposure to claims will increase significantly as a result of our recent acquisitions of Solid Concepts and Harvest Technologies. Any such claims that are not adequately covered by insurance or for which insurance is not available may adversely affect our results of operations and financial condition.

     As a result of our recent acquisitions of Solid Concepts and Harvest Technologies, and together with RedEye, our preexisting digital manufacturing service business, we expect to significantly broaden and increase our production and offering of AM parts, which are used by our customers as prototypes, benchmarks and end-use parts. In particular, we expect to provide these additive manufacturing services to customers in the aerospace, medical and automotive industries. The sale of end use parts in general, and to customers in the foregoing industries in particular, exposes us to possible claims for property damage and personal injury or death which may result from the use of these end-use parts. We may be potentially liable, in significant amounts, if an aircraft, automotive or medical part, component, or accessory or any other aviation, automotive or medical product that we have sold, produced or repaired fails, or if an aircraft or automobile for which our subsidiaries have provided services or in which their parts are installed crashes and the cause can be linked to those parts or cannot be determined. Solid Concepts and Harvest Technologies, as well as RedEye, carry liability insurance in amounts that we believe are adequate for their risk exposure and commensurate with industry norms. While we intend to monitor our insurance coverage as our additive manufacturing services business continues to grow, claims may arise in the future, and that insurance coverage may not be adequate or available to protect our consolidated company in all circumstances. Additionally, we might not be able to maintain adequate insurance coverage for our AM services business in the future at an acceptable cost. Any liability claim against our AM services business that is not covered by adequate insurance could adversely affect our consolidated results of operations and financial condition.

The risk factor included in the 2013 Annual Report under the caption “Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees” is restated in its entirety as follows:

     Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

     We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company's confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. In addition, non-competition agreements with employees are generally unenforceable in California, where most employees of Solid Concepts are located.

The risk factor included in the 2013 Annual Report under the caption “Compliance with disclosure rules regarding “conflict minerals” may require us to incur expenses or modify our products or operations and may also adversely affect the demand for some of our products and our operating results” is restated in its entirety as follows:

     Compliance with disclosure rules regarding “conflict minerals” may require us to incur expenses or modify our products or operations and may also adversely affect the demand for some of our products and our operating results.

     As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act, in August 2012 the Commission promulgated final rules regarding disclosure of the use of certain minerals (tin, tantalum, tungsten, and gold), and certain of their derivatives, known as “conflict minerals,” which are mined from the Democratic Republic of the Congo and adjoining countries, as well as procedures regarding a manufacturer's efforts to prevent the sourcing of such minerals and metals produced from those minerals. As required by these new rules, in 2013, we commenced due diligence efforts to determine our use of conflict minerals, with initial disclosures required no later than June 2, 2014. We made our first conflict mineral filing with the Commission on June 2, 2014. The rules require us to make subsequent disclosures no later than May 31 of each following year. We expect that we will incur additional costs and expenses, which may be significant, in order to comply with these rules. Since our supply chain is complex, ultimately we may not be able to sufficiently verify the origins for any conflict minerals and metals used in our products through the due diligence procedures that we implement, which may adversely affect our reputation with our customers, shareholders, and other stakeholders. In such event, we may also face difficulties in satisfying customers who require that all of our products are certified as conflict mineral free. If we are not able to meet such requirements, customers may choose not to purchase our products, which could adversely affect our sales and the value of portions of our inventory. Further, there may be only a limited number of suppliers offering conflict free minerals and, as a result, we cannot be sure that we will be able to obtain metals, if necessary, from such suppliers in sufficient quantities or at competitive prices. Any one or a combination of these various factors could harm our business, reduce market demand for our products, and adversely affect our profit margins, net sales, and overall financial results.

The risk factor included in the 2013 Annual Report under the caption “Our Israeli headquarters and manufacturing and other significant operations may be adversely affected by political, economic and military instability in Israel” is restated in its entirety as follows:

     Our Israeli headquarters and manufacturing and other significant operations may be adversely affected by political, economic and military instability in Israel.

     One of our dual corporate headquarters, as well as all of our PolyJet-related manufacturing and research and development facilities, and some of our suppliers, are located in central and southern Israel. In addition, many of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the winter of 2008-2009, in November 2012 and once again at the current time (commencing in July 2014), Israel has been engaged in armed conflict with Hamas, a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas where some of our manufacturing facilities are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region, including those related to the recent unrest in Syria, could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, parties with whom we have agreements involving performance in Israel may claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the political or security situation in Israel.

     Furthermore, many of our male employees in Israel, including members of our senior management, are obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 45 (or older, for citizens who hold certain positions in the Israeli armed forces reserves), and, in the event of a military conflict (such as the current conflict with Hamas), may be called to active duty. In response to increases in terrorist activity from time to time and as a result of the current conflict with Hamas, there have been periods of significant call-ups of military reservists, and some of our Israeli employees have been called up in connection with armed conflicts. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of Israeli employees or of one or more of our key Israeli employees. Such disruption could materially adversely affect our business and operations.

     Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by our Israeli operations could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

The risk factor included in the 2013 Annual Report under the caption “If certain of our shareholders sell a substantial number of our ordinary shares, the market price of our ordinary shares could decline” is restated in its entirety as follows:

     If certain of our shareholders sell a substantial number of our ordinary shares, the market price of our ordinary shares could decline.

     Former MakerBot stockholders and certain MakerBot employees, former Solid Concepts stockholders and option holders, and certain Solid Concepts employees, and certain Harvest Technologies employees and former stockholders, may publicly sell ordinary shares that they have received or may in the future receive in connection with the MakerBot transaction, Solid Concepts acquisition or Harvest Technologies acquisition, as applicable. Under the terms of the MakerBot and Solid Concepts merger agreements, and the Harvest Technologies stock purchase agreement, we issued at the closing of the transactions on August 15, 2013, July 14, 2014 and August 1, 2014, respectively, 3,921,660 ordinary shares, 978,601 ordinary shares and 175,456 ordinary shares (after withholding certain shares for taxes, where applicable), which may be sold (or, in the case of the MakerBot transaction and Solid Concepts acquisition, which may have already been sold, in whole or part) to the public immediately following the closings, other than 823,265 ordinary shares that were issued at the Solid Concepts closing and that are subject to a six-month contractual lock-up. Those shares together constitute approximately 10% of our issued and outstanding shares, in the aggregate, as of the closing date of the Harvest Technologies acquisition (following the issuance of the shares in the Harvest Technologies acquisition). We may also issue up to an additional 2.5 million ordinary shares, approximately 1 million ordinary shares and 102,020 ordinary shares to the selling shareholders and/or employees in respect of periods through the end of 2014, mid-2017 and early 2018 pursuant to the terms of the MakerBot merger agreement, Solid Concepts merger agreement and Harvest Technologies stock purchase agreement, respectively, which may be subsequently resold without restriction (assuming that the related registration statement that we have filed remains in effect). Sales of a significant number of the foregoing shares in a short period of time could have the effect of depressing the market price of our ordinary shares.

The risk factor included in the 2013 Annual Report under the caption “The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses” is restated in its entirety as follows:

     The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

     The market price of our ordinary shares since the Stratasys-Objet merger has been subject to substantial fluctuation. During 2013 and the first half of 2014 (through July 31, 2014), our ordinary shares have traded with closing prices that have ranged from $62.50 to $136.46. It is likely that the price of our ordinary shares will continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

  whether we achieve the perceived benefits of the Stratasys-Objet merger or other mergers or acquisitions as rapidly or to the extent anticipated by financial or industry analysts;
  whether the effects of the Stratasys-Objet merger or other mergers or acquisitions on our business and prospects are consistent with the expectations of financial or industry analysts;
  variations in our and our competitors' results of operations and financial condition;
  market acceptance of our products;
  the mix of products that we sell, and related services that we provide, during any period;
  changes in earnings estimates or recommendations by securities analysts;
  development of new competitive systems and services by others;
  our announcements of technological innovations or new products;
  delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;
  developments concerning intellectual property rights;
  changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;
  changes in our expenditures to promote our products and services;
  changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;
  success or failure of research and development projects of the combined company or its competitors;
  the general tendency towards volatility in the market prices of shares of technology companies; and
  general market conditions and other factors, including factors unrelated to our operating performance.

     These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our shareholders.

     Market prices for securities of technology companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. Such securities litigation could result in substantial costs and divert the resources and attention of our management from our business.

The risk factor included in the 2013 Annual Report under the caption “We are a foreign private issuer under the rules and regulations of the Commission and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the Commission than a domestic U.S. reporting company, which will reduce the level and amount of disclosure that you receive” is restated in its entirety as follows:

     We are a foreign private issuer under the rules and regulations of the Commission and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the Commission than a domestic U.S. reporting company, which will reduce the level and amount of disclosure that you receive.

     As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the Commission as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Accordingly, you receive less information about our company and trading in our shares by our affiliates than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

     As a foreign private issuer, we are also permitted, and have begun, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. We have informed NASDAQ that we follow home country practice in Israel with regard to, among other things, composition of our board of directors (whereby a majority of the members of our board of directors need not be “independent directors,” as is generally required for domestic U.S. issuers), director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the NASDAQ Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on The NASDAQ Global Select Market may provide our shareholders with less protection than they would have as shareholders of a domestic U.S. company.

     Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2015 (the last business day of our second fiscal quarter of 2015). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2016, we would be required to file periodic reports and financial statements as if we were a company incorporated in the U.S.

The risk factor included in the 2013 Annual Report under the caption “If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as they apply to a foreign private issuer, or if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer” is restated in its entirety as follows:

     If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as they apply to a foreign private issuer, or if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

     We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its and its subsidiaries' internal controls over financial reporting. To comply with this statute, we are required to document and test our internal control procedures, and beginning with the filing of the 2013 Annual Report, our management was required to assess and issue a report concerning our internal controls over financial reporting. In addition, our independent registered public accounting firm is required to issue an opinion on the effectiveness on our internal control over financial reporting pursuant to Section 404. These matters were first tested in connection with the filing of the 2013 Annual Report with the Commission. With regards to MakerBot's internal controls over financial reporting, we have elected the one year exemption available under Section 404 for acquisitions, such that those controls will not be subject to the Section 404 reporting until the filing of our annual report on Form 20-F for 2014 with the Commission in 2015. We may make a similar election for a one year exemption with respect to Solid Concept’s and Harvest Technologies’ internal controls over financial reporting as well.

     We have prepared for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our management's report. The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. As our business continues to grow internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure that they remain effective overall. Over the course of testing our internal controls, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner on an ongoing basis. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.